Contact

www.linkedin.com/in/anna-matilde-tanga (LinkedIn)

Top Skills

Teamwork
Research
Data Analysis

Languages

English (Native or Bilingual)
French (Native or Bilingual)
Italian (Native or Bilingual)
German (Limited Working)

Anna Matilde (Tilly) Tanga

Operations Consultant at Privia Health
Washington

Summary

Find me strategizing and planning everything from running a business to going grocery shopping.

Experience

Privia Health

2 years 2 months

Operations Consultant

April 2021 - Present (1 year 1 month)
Washington DC-Baltimore Area

Privia Health is a Managed Services and Value-Based Care organization dedicated to empowering independent physicians succeed in a rapidly changing healthcare landscape. Responsibilities of my role include:
- Manage a portfolio of 20 independent physician practices (~$28M USD in topline collections)
- Analyze and present financial, operational, and value-based care data to identify process improvement opportunities within the practices. Examples of projects include developing Time of Service Collection Strategies, building PnLs to drive Physician and Provider recruitment, managing location and service line expansion.
- Improve HCC, AWV, and Quality workflows across each Primary Care Practice (PCP) within the portfolio to ensure success within our Value-Based-Care Contracts. 100% of PCP practices within my portfolio received shared savings from VBC programs.
- Managed the onboarding of 14 new providers across my portfolio leading to an average increase in yearly revenue of approx ~$400,000 USD per provider.

Operations Coordinator

March 2020 - April 2021 (1 year 2 months)

Responsibilities of my role included:
- Using industry knowledge, data analysis, and relationship management to drive engagement, compliance, and performance across all areas of operations for a Maryland-based independent physician practice, including, but

not limited to: revenue cycle management, payer programs, population health, regulatory compliance, and strategy and growth.

- Lead monthly and bi-annual Management Fee refund rounds for Care Centers on a national scale. Analyze Care Center contracts and amendments, track their due refunds and prepare the refunds for processing. On average, one month of refunds is worth about $100,000 USD.

- Develop resources to boost Care Center operations, management, and revenue. Example projects include resources on improving collections, improving patient retention, online presence management, and patient satisfaction.

- Improve and standardize Practice Operations workflows by identifying barriers to productivity, developing SOPs, and measuring outcomes to monitor efficiency.

Pigeon Loans
Co-Founder
September 2020 - Present (1 year 8 months)

Pigeon Loans is a platform that allows you to facilitate cash loans with your friends and family. Whether you want to support your friend's purchase of a house or borrow some cash to catch up on your bills, Pigeon Loans will handle everything. Sign up, start your loan, and relax.

We generate the contract agreement, handle payment notifications and reminders, and give you the option to extend the loan. We want to make loans less stressful, so you can support those around you.

Check us out at www.pigeonloans.io and join the flock today.

National Academy for State Health Policy
Research Analyst, Child and Family Health Team
August 2019 - March 2020 (8 months)
Washington D.C. Metro Area

- Provided in-depth health policy research, analysis, and technical assistance to states on policy innovations and issues pertaining to children, and their families.

- Assisted in planning and implementing project specific, face-to-face, audio, and web-based meetings as well as training sessions.

- Developed, managed, and updated project work plans, ensuring the project team meets funder-established deadlines.

- Organized and direct an interdepartmental undertaking of redesigning the Research Analyst Resource Packet.
- Participated in an Internal Processes Workgroup to streamline various company operations, procedures, and protocols.

Bowdoin College
2 years 9 months

Independent Study Researcher
January 2019 - May 2019 (5 months)

Conducted an Independent Study In the Thompson Lab, studying how Androgen exposure affects aggression and sexual behavior in Zebrafish.

Student Activities, Captain of the Equestrian Club
May 2017 - May 2019 (2 years 1 month)
Brunswick, Maine

As the captain of the Equestrian team I organize the weekly schedule, club trips and club competitions, and manage the Equestrian Club funding. The job description also involves working closely with Student Activities and the Bowdoin Student Government to oversee the smooth operation of the club.

Office of Resendential Affairs, Communications Director for Quinby House
September 2016 - August 2017 (1 year)
Brunswick, ME

I plan and execute events open to target audiences as well as to the public. The events included panel discussions, social gatherings, sporting events, and trips. I direct advertising committees for each event. The job includes acting as a constant liaison between college staff, house advisors and the student body as well as transcribe weekly house meetings and send out minutes.

South End Community Health Center
Clinical Administration Intern
July 2018 - September 2018 (3 months)
Boston, Massachusetts

Designing and conducting a root-cause investigation into the cycle time, and provider wait times that the patients are experiencing. The research consists of statistical analyses of patient satisfaction data, EMR data, as well as the collection of qualitative data through interviews and on-site observations.

Leading and participating in weekly Quality Improvement meetings with the intent to improve the communication of provider delays to patients. Designing various experiments to gather data in order to track the progress made.

Creating and compiling recommendations based on the research findings, which will improve the average cycle time across various departments.

Filming and editing footage for a presentation about team-based care.

Presented findings and recommendations to the COO, many of which were adopted and implemented by the clinic.

Mission Neighborhood Health Center
Operations Management Intern
July 2017 - August 2017 (2 months)
San Francisco Bay Area

- Reported to the Chief Operating Officer and the Director of Clinical Operations and Quality Improvement.

- Designed an independent project where I tracked and improved chronic care management within the clinic. I interviewed various stakeholders, including managers, providers, and, nutritionists. I developed and presented a report to upper management, outlining the compiled findings and recommendations.

- Lead the appraisal and revision of the child abduction protocol and wrote a variety of educational medical booklets.

Education

Bowdoin College
Bachelor of Arts (B.A.), Neuroscience Major and Italian Minor

International School of Boston